

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2016

David P. Luci
President and Chief Executive
Dipexium Pharmaceuticals, Inc.
14 Wall St, Suite 3D
New York, NY 10005

> **Re: Dipexium Pharmaceuticals, Inc.**
> **Form 10-K**
> **Filed March 22, 2016**
> **File No. 001-36351**

Dear Mr. Luci:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Part III

Item 11. Executive Compensation, page 65

1.   We refer to your disclosure under "Summary Compensation Table" on page 20 of the proxy statement that you have incorporated by reference to your Form 10-K. We note the substantial change in compensation for the identified executive officers. In future filings, please include narrative disclosure of any material factors necessary to understand significant changes in compensation from year to year. Additionally, please include a separate column for bonuses in the Summary Compensation Table. See Item 402(n) and (o) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David P. Luci
Dipexium Pharmaceuticals, Inc.
December 22, 2016
Page 2

You may contact Bonnie Baynes at (202) 551-4924 or Franklin Wyman at (202) 551-3660 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Johnny Gharib at (202) 551-3170 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ivan K. Blumenthal, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.